UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1) Cellcom Israel Ltd.
(Name of Issuer)
Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)
M2196U-10-9
(CUSIP Number)
Kurt Keren, Adv. Discount Investment Corporation Ltd. The Triangular Tower, 44th Floor 3 Azrieli Center, Tel Aviv 67023 Israel Tel: +972 3 6075888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 11, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. M2196U-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DIC Communication and Technology Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,188,355
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,188,355
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,188,355
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.12%
14.	Type of Reporting Person (See Instructions) CO

Page 2 of 11 pages

SCHEDULE 13D

CUSIP NO. M2196U-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discount Investment Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,433,082 (*)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 42,020,582 (**)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,433,082 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.16%
14.	Type of Reporting Person (See Instructions) CO

(*)
Includes (i) 12,188,355 Ordinary Shares held by DIC Communication and Technology Ltd., a wholly-owned subsidiary of Discount Investment Corporation Ltd. ("DIC"); (ii) 29,832,227 Ordinary Shares held directly by DIC; and (iii) 3,412,500 Ordinary Shares, representing approximately 3.39% of the outstanding Ordinary Shares, held by two shareholders whose voting rights in respect of these shares are vested in DIC and whose dispositive power in respect of these shares is subject to certain rights of DIC (collectively, the "DIC Shareholdings").

(**)	Does not include the aforesaid 3,412,500 Ordinary Shares of the DIC Shareholdings in connection with which DIC holds voting rights.

Page 3 of 11 pages

SCHEDULE 13D

CUSIP NO. M2196U-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,433,082 (*)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 42,020,582 (**)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,433,082 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (***)
13.	Percent of Class Represented by Amount in Row (11) 45.16%
14.	Type of Reporting Person (See Instructions) CO

(*)
Consists of the DIC Shareholdings. Does not include (i) 111,500 Ordinary Shares held by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development Corporation Ltd. ("IDB Development"), for their own account and (ii) 2,341,578 Ordinary Shares held for members of the public through pension funds and insurance policies, which are managed by subsidiaries of subsidiaries of CIEH (collectively, the “CIEH Shareholdings”). The reporting person disclaims beneficial ownership of all the Ordinary Shares set forth in this note. See Item 4.

(**)	Does not include the aforesaid 3,412,500 Ordinary Shares of the DIC Shareholdings in connection with which DIC holds voting rights.

(***)	Excludes the CIEH Shareholdings.

Page 4 of 11 pages

SCHEDULE 13D

CUSIP NO. M2196U-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eduardo Sergio Elsztain
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Argentina
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,433,082 (*)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 42,020,582 (**)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,433,082 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (***)
13.	Percent of Class Represented by Amount in Row (11) 45.16%
14.	Type of Reporting Person (See Instructions) IN

(*)	Consists of the DIC Shareholdings. Does not include the CIEH Shareholdings. The reporting person disclaims beneficial ownership of all the Ordinary Shares referred to in this note. See Item 4.

(**)	Does not include the aforesaid 3,412,500 Ordinary Shares of the DIC Shareholdings in connection with which DIC holds voting rights.

(***)	Excludes the CIEH Shareholdings.

Page 5 of 11 pages

This Amendment No. 1 on Schedule 13D/A (the "Amendment") amends and supplements to the extent specified herein the Statement on Schedule 13D with respect to the ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Cellcom Israel Ltd. (the "Issuer"), initially filed by the Reporting Persons (as defined below) and certain additional persons with the Securities and Exchange Commission on May 20, 2014 (as amended, the “Statement”). Capitalized terms used herein without being defined herein have the meanings given to them in the Statement.

The following amends and supplements Items 2, 3 and 5 of the Statement.

Item 2.          Identity and Background

              (a), (b) and (c):  The Reporting Persons.

             On October 11, 2015, C.A.A. Extra Holdings Ltd., a company controlled by Mordechay Ben-Moshe, sold the remainder of the shares of IDB Development held by it, constituting approximately 14% of the outstanding share capital of IDB Development, to a company controlled by Mr. Eduardo Sergio Elsztain ("Elsztain"). As a result of such transaction, (i) corporations controlled by Mr. Elsztain hold approximately 80.7% of the outstanding shares of IDB Development, (ii) Mr. Mordechay Ben-Moshe ceased to hold shares of IDB Development, (iii) the shareholders agreement between corporations controlled by each of Mr. Elsztain and Mr. Mordechay Ben-Moshe with respect to their ownership of shares of IDB Development terminated and (iv) Mr. Ben-Moshe ceased to be a Reporting Person. From such date the following are the names of the Reporting Persons, the place of organization, principal business, and address of principal business of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

             (1)           DIC Communication and Technology Ltd., an Israeli private corporation ("DIC Communication"), with its business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 6702301, Israel holds directly 12,188,355 Ordinary Shares. DIC Communication is a wholly owned subsidiary of Discount Investment Corporation Ltd. ("DIC"). By reason of DIC’s ownership interest in and control of DIC Communication, DIC may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by DIC Communication.

             (2)           Discount Investment Corporation Ltd., an Israeli public corporation ("DIC"), with its business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 6702301, Israel holds directly 29,832,227 Ordinary Shares. DIC organizes, acquires interests in, finances and participates in the management of companies.

                     (3)           IDB Development Corporation Ltd., an Israeli corporation ("IDB Development"), with its principal business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 6702301, Israel. IDB Development, itself and through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. As of October 11, 2015, IDB Development owned approximately 74% of the outstanding shares of DIC. By reason of IDB Development’s control of DIC, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by DIC and DIC Communication.

The following person may, by reason of his interests in IDB Development, be deemed to control the corporations referred to in paragraphs (1) - (3) above:

             (4)           Mr. Elsztain, whose address is 108 Bolivar St. (C1006AAD) Ciudad Autónoma de Buenos Aires, Argentina. His present principal occupations are Chairman of IDB Development and DIC; Chief Executive Officer and Chairman of IRSA Inversiones y Representaciones Sociedad Anónima; Chairman of IRSA Propiedades Comerciales S.A. and Cresud S.A.C.I.F y A, among other companies; Businessman and director of companies.

Page 6 of 11 pages

As of October 11, 2015 –

             Mr. Elsztain holds 85% of the share capital of Consultores Assets Management S.A., a stock corporation incorporated in Argentina ("CAM"), which in turn holds the full ownership of Consultores Venture Capital Uruguay S.A., a stock corporation incorporated in Uruguay ("CVCU"). CVCU holds all (100%) the voting rights in Dolphin Fund Ltd., an investment fund incorporated in Bermuda, and CVCU acts as the investment manager of Dolphin Fund Ltd. Dolphin Fund Ltd. holds all (100%) the outstanding shares of Dolphin Investments (Gibraltar) Ltd., a company incorporated in Gibraltar, which in turn owns all (100%) the voting rights of Dolphin Netherlands B.V., a company incorporated in the Netherlands. In addition, Mr. Elsztain holds (through companies controlled by him and irrevocable powers of attorney) a majority of the voting power in IFIS Ltd., an investment company incorporated in Bermuda, which holds all (100%) the outstanding shares of Inversiones Financieras Del Sur S.A., ("IFISA"), a corporation incorporated in Uruguay. It is noted that companies controlled indirectly by Mr. Elsztain hold the majority of shares of Dolphin Fund Ltd and Dolphin Netherlands B.V., which are entitled to economic rights but are not entitled to voting rights.

             As such, Mr. Elsztain, through Dolphin Netherlands B.V., Dolphin Fund Ltd. and IFISA, beneficially owns approximately 80.7% of the outstanding shares of IDB Development. Mr. Elsztain is also the Chairman of each of the boards of directors of IDB Development and of DIC.

             It is noted that each of Dolphin Fund and Dolphin Netherlands B.V. holds directly 0.04% and 0.42% of the outstanding shares of DIC, respectively.

             By reason of the control of IDB Development by Mr. Elsztain, as set forth above, Mr. Elsztain may be deemed beneficial owner of, and to hold the power to vote and dispose of, the Ordinary Shares owned beneficially by IDB Development, DIC and DIC Communication.

             The beneficial holdings of Mr. Elsztain in IDB Development could change as a result of the creditors’ arrangement process under which Mr. Elsztain purchased his initial beneficial holdings in IDB Development in May 2014, together with Mordechay Ben-Moshe. The beneficial holdings of Mr. Elsztain in IDB Development could also change as a result of additional investments or other transactions in the share capital of IDB Development by corporations controlled by Mr. Elsztain.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) DIC Communication, (ii) DIC and (iii) IDB Development are set forth in Schedules A, B and C attached hereto, respectively, and incorporated herein by reference.

(d)           None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B and C to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

(e)           None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B and C to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Elsztain is a citizen of Argentina.

Item 3           Source and Amount of Funds or Other Consideration

See Item 2(a) above.

Page 7 of 11 pages

Item 5.          Interest in Securities of the Issuer

As of October 11, 2015:

DIC Communication is the direct owner of 12,188,355 Ordinary Shares, constituting approximately 12.1% of the Ordinary Shares then outstanding. DIC and IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose, of the 12,188,355 Ordinary Shares held by DIC Communication.

DIC is the direct owner of 29,832,227 Ordinary Shares, constituting approximately 29.7% of the Ordinary Shares then outstanding. IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose, of the 29,832,227 Ordinary Shares held by DIC. In addition, 3,412,500 Ordinary Shares, representing approximately 3.39% of the outstanding Ordinary Shares, are held by two shareholders whose voting rights in respect of these shares are vested in DIC and whose dispositive power in respect of these shares is subject to certain rights of DIC. IDB Development may be deemed to share the power to vote and the other rights of DIC with respect to such 3,412,500 Ordinary Shares.

CIEH is a majority owned subsidiary of IDB Development. However, IDB Development disclaims beneficial ownership of the CIEH Shareholdings because, among other things, the Israeli Supervisor of Capital Markets, Insurance and Savings appointed a trustee to hold IDB Development's means of control in CIEH and instructed IDB Development to dispose of its interest in CIEH.

        Each of IDB Development and the Reporting Persons who are natural Persons may each be deemed the beneficial owners of, and to share the power to vote and dispose of, an aggregate of 45,433,082 Ordinary Shares held by DIC and DIC Communication, constituting approximately 45.16% of the Ordinary Shares then outstanding and, in addition, be deemed to share the power to vote and the other rights of DIC with respect to the aforementioned 3,412,500 Ordinary Shares held by two shareholders, constituting approximately 3.39% of the Ordinary Shares then outstanding. This Statement shall not be construed as an admission by IDB Development and the Reporting Persons who are natural Persons that they are the beneficial owners of any of the Ordinary Shares covered by this Statement.

The Issuer advised the Reporting Persons that as of October 11, 2015 there were 100,598,854 Ordinary Shares outstanding, and the percentages of Shares outstanding set forth above in this section are based on this number.

Information provided to the Reporting Persons indicates that none of the executive officers and directors of IDB Development, DIC and DIC Communication owned as of October 11, 2015, or purchased or sold from August 11, 2015 through October 11, 2015, any Ordinary Shares

SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: October 22, 2015	DIC COMMUNICATION AND TECHNOLOGY LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
EDUARDO SERGIO ELSZTAIN

BY: DISCOUNT INVESTMENT CORPORATION LTD. (signed)

BY: ______________________________________

Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of DIC Communication and Technology Ltd., IDB Development Corporation Ltd. and Eduardo Sergio Elsztain, pursuant to agreements annexed to the Statement filed on May 20, 2014 as Exhibits 1 through 3 thereto.

Page 8 of 11 pages

Schedule A
Directors and Executive Officers
of
DIC Communication and Technology Ltd.
(as of October 11, 2015)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Michel Dahan 3 Azrieli Center, The Triangular Tower, 41st floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	Chief Financial Officer and Acting Chief Executive Officer of DIC
Ari Bronshtein 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Director	Vice Chief Executive Officer of DIC; Chief Executive Officer of Elron Electronic Industries Ltd.
Motti Berenstain 3 Azrieli Center, The Triangular Tower, 41st floor, Tel-Aviv 67023, Israel	Director	Comptroller of DIC
Kurt Keren (*) 3 Azrieli Center, The Triangular Tower, 41st floor, Tel-Aviv 67023, Israel	Director	Corporate Secretary of DIC
(*) Dual citizen of Israel and of the United States.

==============================

Schedule B
Directors and Executive Officers
of
Discount Investment Corporation Ltd.
(as of October 11, 2015)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Eduardo Sergio Elsztain Bolívar 108 1st Floor Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina	Chairman of the Board of Directors
Chairman of the Boards of Directors of IDB Development and DIC; Chief Executive Officer and Chairman of IRSA Inversiones y Representaciones Sociedad
Anónima; Chairman of IRSA Propiedades Comerciales S.A. and Cresud S.A.C.I.F y A; Businessman and director of companies.

Prof. Niv Ahituv 33 Drezner St., Tel Aviv Israel	External Director	Professor; Director of companies.
Moshe Matalon 11 HaLivne St., Herzlia Israel	External Director	Business consultant; Director of companies.
Lily Ayalon 58 Sderot Ha'Prachim, Reut, Israel	Director	Business consultant; Director of companies.
Micha Ben Chorin 10 Ashkenazi St., Tel Aviv, Israel	Director	CFO of Pyramid Analytics B.V.

Page 9 of 11 pages

Saul Lapidus Bolívar 108 1st Floor Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina	Director	Chief Executive Officer of Cladd S.A.

Joseph Singer 14 Mordechai Zeira St., Tel Aviv, Israel	Director	Director of companies.
Saúl Zang Florida 537, 18th Floor Ciudad Autónoma de Buenos Aires (C1005 AAK), Argentina	Director	Vice-Chairman of IRSA Inversiones y Representaciones Sociedad Anónima, Cresud S.A.C.I.F. y A and IRSA Propiedades Comerciales S.A.;Partner and founder of Zang, Bergel & Vines Law firm.
Alejandro Gustavo Elsztain Alto Palermo, Moreno 877 24th Floor Ciudad Autónoma de Buenos Aires (C1091AAQ), Argentina	Alternate director for Eduardo Elsztain	Vice-Chairman of IRSA Inversiones y Representaciones Sociedad Anónima, Cresud S.A.C.I.F. y A and IRSA Propiedades Comerciales S.A.; CEO of Fibesa S.A. and Vice President of Nuevas Frontertas S.A.
Mauricio Elias Wior Reconquista 151 Ciudad Autónoma de Buenos Aires (C1003 ABC), Argentina	Alternate director for Saul Lapidus	Director of companies
Michel Dahan 3 Azrieli Center, The Triangular Tower, 41st floor, Tel-Aviv 67023, Israel	Acting Chief Executive Officer and Chief Financial Officer	Acting Chief Executive Officer and Chief Financial Officer of DIC
Ari Bronshtein 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice Chief Executive Officer	Vice Chief Executive Officer of DIC; Chief Executive Officer of Elron Electronic Industries Ltd.
Motti Berenstain 3 Azrieli Center, The Triangular Tower, 41st floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of DIC

==============================

Schedule C
Directors and Executive Officers
of
IDB Development Corporation Ltd.
(as of October 11, 2015)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Eduardo Sergio Elsztain Bolívar 108 1st Floor Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina	Chairman of the Board of Directors
Chairman of the Boards of Directors of IDB Development and DIC; Chief Executive Officer and Chairman of IRSA Inversiones y Representaciones Sociedad
Anónima; Chairman of IRSA Propiedades Comerciales S.A. and Cresud S.A.C.I.F y A; Businessman and director of companies.

Saúl Zang Florida 537, 18th Floor Ciudad Autónoma de Buenos Aires (C1005 AAK), Argentina	Director	Vice-Chairman of IRSA Inversiones y Representaciones Sociedad Anónima, Cresud S.A.C.I.F. y A and IRSA Propiedades Comerciales S.A.;Partner and founder of Zang, Bergel & Vines Law firm.
Saúl Lapidus Bolívar 108 1st Floor Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina	Alternate director for Eduardo Elsztain	CEO of Cladd S.A.

Page 10 of 11 pages

Mario I. Blejer Reconquista 151 Ciudad Autónoma de Buenos Aires (C1003 ABC), Argentina	Alternate director for Saúl Zang	Vice Chairman of Banco Hipotecario de Argentina
Giora Inbar 16 Haela Street, Timrat 3657600, Israel	External Director	General Manager of Ofakei Danish Ltd.
Elina Frenkel Ronnen 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	External Director	Director of companies
Ronni Bar-On 2 Hashaked Street, Motza Ilite	Director	Director of companies
Haim Gavrieli 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Chief Executive Officer	Chief Executive Officer of IDB Development
Igal Salhov 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Chief Financial Officer	Chief Financial Officer of IDB development
Haim Tabouch 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Vice Chief Executive Officer (for Comptrolling)	Vice CEO (for Comptrolling) of IDB Development.
Amir Harosh 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Comptroller	Comptroller of IDB Development.

Page 11 of 11 pages